FIRST POINT MINERALS CORP.

INFORMATION CIRCULAR
AS APRIL 16, 2004

FOR AN ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FRIDAY, THE 28TH DAY OF MAY, 2004.

                  SOLICITATION OF PROXIES BY MANAGEMENT

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Point Minerals Corp. (the "Company") for use at the annual general and special meeting of Shareholders. The cost of such solicitation will be borne by the Company.

The Board of Directors and management contemplate a solicitation of proxies primarily by mail. Proxies may also be solicited personally or by telephone by regular employees of the Company who will not be additionally compensated therefor. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to the beneficial owners of such shares.

                  INSTRUMENT OF PROXY AND EXERCISE OF DISCRETION

In order to be valid for use, Instruments of Proxy must be received by Computershare Trust Company of Canada, whose address is 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 and fax is 1-866-249-7775, at least 48 hours (excluding Saturday, Sunday or holidays) prior to the hour set for the Meeting. The shares represented by proxies and received by Computershare Trust will be voted in accordance with the instructions given therein by the Shareholders on any ballot that may be called for, and if a Shareholder specifies a choice with respect to any matter to be acted on, the shares will be voted accordingly. In the absence of any such specifications, the shares will be voted in favour of the matters set forth in the proxy.

Dr. P. M. D. Bradshaw, CEO and President of the Company, and alternatively, Mr. R. A. Watts, Director of the Company, are named as proxies in the enclosed form of proxy. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent him at the Meeting other than the person designated in the enclosed proxy form by striking out the names of Dr. Bradshaw and Mr. Watts and inserting the name of his chosen nominee in the space provided for that purpose on the form, or by completing another form of proxy.

                  REVOCABILITY OF PROXY

Any Shareholder giving a proxy has the power to revoke it at any time before it is exercised. The giving of a proxy will not affect the Shareholder's right to vote in person should said Shareholder decide to attend the Meeting after giving his/her proxy.

As at the date of this Information Circular, Management is not aware of any matters other than those stated in the accompanying notice to be brought before the Meeting, but if such matters should arise, proxies will be voted in accordance with the discretion of the individual proxyholder named.

                  INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No director or senior officer of the Company or any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on at the meeting other than the election of directors.

                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. As at the date hereof, there are 31,153,454 issued and outstanding common shares and each such share is entitled to one vote. Only those Shareholders of record on April 16, 2004, or who subsequently become holders of record of such securities and who make a written request to vote to the Secretary of the Company by the close of business May 26, 2004, are entitled to receive notice of and vote at the forthcoming Meeting. The Company has at present only one class of shares entitled to be voted at the meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

                  ELECTION OF DIRECTORS

The directors are elected annually and serve until the next Annual General Meeting or until their successors are duly elected. The management of the Company has nominated the persons listed below for election as directors.

Management does not contemplate that any of the nominees will be unable to serve as a director. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY TO VOTE THE SHARES REPRESENTED BY THE PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS OR FOR ANY OTHER MATTER THAT MAY ARISE AT THE MEETING.

The Company has five directors currently serving on its board and seeking re-election at this Meeting. The term of office for each of the directors expires on May 28, 2004. The nominees are: Peter M. D. Bradshaw, Roderick W. Kirkham, Patrick J. Mars, William H. Myckatyn and Robert A. Watts. The information given below as to principal occupations and shares owned was furnished by each nominee.

Nominee	Principal occupation within preceding five years	Served as director continuously since	Other position or office with the Company	Number of shares directly or indirectly owned or controlled as of date hereof
Peter M. D. Bradshaw West Vancouver, BC Canada	July 1996 - present, CEO and President, First Point Minerals Corp.	July 11, 1996	Chairman, President and CEO	1,061,077
Roderick W. Kirkham(2) Vancouver, BC Canada	1997 – present, partner, Heenan Blaikie LLP, legal firm.	February 2, 1995	None(1)	311,000
Patrick J. Mars(2,3) Toronto, Ontario Canada	2001 - present, independent consultant; 1999-2001, Chairman, CEO & Director, First Marathon/NBC Financial (UK) Ltd.	October 17, 2001	None	40,000
William H. Myckatyn(2,3) Horsefly, BC Canada	April 2002 - present, CEO, Quadra Mining Ltd., a mining company; June 1998 – April 2002, CEO & President, Dayton Mining Corp;	February 16, 1999	None	80,556
Robert A. Watts(3) Victoria, BC Canada	1994 – present - President, Wattsline Management Ltd. (financial consultant to mining industry). Mr. Watts serves as a director of a number of public mining companies.	July 11, 1996	None(4)	273,900

(1)	Mr. Kirkham served as Company Secretary from July 11, 1996 until July 16, 2003.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Mr. Watts served as Chief Financial Officer from July 11, 1996 until July 16, 2003.

                  STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

                  INCENTIVE STOCK OPTION PLAN

a)	Summary of General Requirements

The Company has an incentive stock option plan (the "Plan") which conforms to the policies of the TSX Venture Exchange (the "Exchange") concerning such plans The most relevant provisions contained in the Exchange's policies are as follows:

(i)
Options under the Plan may only be granted to directors, officers, employees or Consultants of the Company and only while the optionee remains in that position or for a period of 90 days after ceasing to be in that position.

(ii)	The aggregate number of shares that may be reserved for issuance pursuant to the Plan cannot exceed 10% of the issued shares of the Company as determined from time to time.

(iii)	The aggregate number of shares that may be granted to any one individual is limited to 5% of the issued shares of the Company.

(iv)
The minimum exercise price of the options granted under the Plan will generally be the closing price of the Company's shares on the last business day preceding the date on which written notice from the Company is received by the Exchange advising the Exchange that options are to be granted.

(v)	Options under the Plan may be granted for a period up to five years.

As at the date of this circular, Management has granted options for 3,050,000 Common Shares to its directors, officers, employees and consultants. (See "Statement of Executive Compensation").

b)	Ratification of the Plan

It is a policy of the Exchange to require each company having the type of incentive stock option plan (the "Plan") of the type used by the Company to have the Plan ratified at an annual meeting of shareholders. The Shareholders will be asked to vote on the following ordinary resolution:

To consider, and if thought fit, to ratify and approve the Company's continuing use of the Plan for the reservation of up to 10% of the Company's issued capital from time to time for the purpose of granting options to purchase shares of the Company to directors, officers, employees and consultants of the Company pursuant to the Plan and as required by the policies of the TSX Venture Exchange.

                  SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at December 31, 2003, First Point Minerals had equity securities authorized for issuance as shown in the following table:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,034,000	$0.40	72,345
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,034,000	$0.40	72,345

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, senior officer or proposed nominee for election as a director of the Company, or any associate or affiliate of the foregoing persons is or has been indebted to the Company at any time since the date of the last completed financial year.

                  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere herein, no director, senior officer, proposed nominee for election as a director of the Company herein named, or person controlling or beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has materially affected or will materially affect the Company.

Private Placement Transaction

In December 2003, certain investors participated in a private placement for gross proceeds of $1,500,000. A total of 6,000,000 units priced at $0.25 per unit were sold. Each unit consisted of a common share and one-half of one common share purchase warrant (a "Warrant"). One full Warrant entitles the holder to purchase one additional common share at a price of $0.30 per share on or before December 9, 2005. The Company's insiders purchased 100,000 units for a total purchase price of $25,000.

                  APPOINTMENT OF AUDITORS

It is proposed that the Company's auditors, De Visser Gray of Vancouver, British Columbia, be reappointed auditors of the Company. De Visser Gray has been acting as the Company's auditors since August, 1996.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED ON

The Management of the Company knows of no other matters to come before the meeting other than the matters referred to in the foregoing items.

                  ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 906, 1112 West Pender Street, Vancouver, British Columbia V6E 2S1 to request copies of the Company's audited financial statements and MD&A. Financial information is provided in the Company's comparative audited financial statements and MD&A for the most recently completed financial year.

CERTIFICATE

The undersigned hereby certify that the foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED the 21 st day of April, 2004.

"Peter M. D. Bradshaw"	"J. Christopher Mitchell"

Peter M. D. Bradshaw	J. Christopher Mitchell
Chief Executive Officer	Chief Financial Officer

Schedule "A" to the Information Circular of
First Point Minerals Corp. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)            "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of First Point Minerals or acted in a similar capacity during the most recently completed financial year;

(b)            "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of First Point Minerals or acted in a similar capacity during the most recently completed financial year;

(c)            "Named Executive Officer" or "NEO" means:

(i)	each CEO;

(ii)	each CFO;

(iii)
each of the Company's three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and

(iv)
any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an officer of First Point Minerals at the end of the most recently completed financial year-end.

Executive Compensation

During the fiscal period ended December 31, 2003, the Company's Named Executive Officers were:

(a)	Peter M.D. Bradshaw, the President and Chief Executive Officer;
(b)	J. Christopher Mitchell, who was appointed the CFO effective July 16, 2003, and
(c)	Robert A. Watts, who served as CFO for the period from July 11, 1996 to July 16, 2003.

(collectively, the "Named Executive Officers").

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

NEO's Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other annual compensation ($)	Securities under options/SARs(2) granted (#)	Shares or units subject to resale restrictions ($)	Long term incentive plan payouts ($)
Peter M.D. Bradshaw CEO and President(3)	2003 2002 2001	120,670 124,994 125,000	Nil Nil Nil	Nil Nil Nil	95,000 490,000 415,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
J. Christopher Mitchell CFO (4)	2003	10,000	Nil	Nil	200,000	Nil	Nil	Nil
Robert A. Watts CFO (5)	2003 2002 2001	20,800 33,200 25,000	Nil Nil Nil	Nil Nil Nil	60,000 325,000 255,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	January 1 to December 31.
(2)	Stock appreciation rights.
(3)	Dr. Bradshaw was appointed CEO and President of the Company on July 11, 1996.
(4)	Mr. Mitchell was appointed CFO on July 16, 2003.
(5)	Mr. Watts served as CFO from July 11, 1996 to July 16, 2003.

Options and stock appreciation rights ("SARs") granted during the Financial Period

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial period (January 1, 2003 to December 31, 2003) (the "Financial Period"):

NEO's Name	Securities under options/SARs granted (#)	Percentage of total options/SARs granted to employees in Financial Period(1)	Exercise or base price ($/Security)	Market value of securities underlying options/SARs on the date of grant ($/Security) (2)	Expiration date
Peter M.D. Bradshaw	95,000	10.4%	0.35	$0.32	12-Dec-08
J. Christopher Mitchell	150,000 50,000	16.5% 5.5%	0.34 0.35	$0.32 $0.32	4-Nov-08 12-Dec-08
Robert A. Watts	60,000	6.6%	0.35	$0.32	12-Dec-08

(1)	Reflected as a percentage of the total number of options to purchase common shares granted (910,000) during the Financial Period.
(2)	Closing share price on the day prior to the day the stock options were granted.

Aggregated options/SAR exercises during the most recently completed Financial Year and Financial Year-end option/SAR values.

No options or freestanding SARs were exercised by any NEO during the most recently completed Financial Year. The Financial Year-end value of unexercised options and SARs, on an aggregated basis, is shown in the following table:

NEO's Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised Options/SARs at Financial Year- end (#) Exercisable/ Unexercisable(1)	Value of unexercised in-the-money Options/SARs at Financial Year- end ($) Exercisable/ Unexercisable(2)
Peter M.D. Bradshaw	Nil	Nil	585,000 /Nil	14,000/Nil
J. Christopher Mitchell	Nil	Nil	200,000 /Nil	Nil/Nil
Robert A. Watts	Nil	Nil	385,000 /Nil	7,000/Nil

(1)	All of the incentive stock options held by the NEOs during the Financial Period were exercisable at December 31, 2003.
(2)	Based on a closing share price at the end of the Financial Period of $0.34 per share.

No incentive stock options held by any NEO were repriced during the Financial Period.

Pension Plan

The Company does not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company and any Named Executive Officer.

Compensation of Directors

During the Financial Period, except as otherwise disclosed herein or in the Financial Statements, no compensation was paid or is payable by First Point Minerals to the Company's directors for their services:

(a)     in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b)     as consultants or experts.

However, directors were reimbursed for out-of-pocket expenses incurred in the course of discharging their duties as directors.

The Company has no pension plan or other arrangement for non-cash compensation to the directors, except incentive stock options. During the Financial Period, the directors were granted an aggregate of 450,000 incentive stock options to purchase common shares of the Company, exercisable at $0.35 per share at any time up to December 12, 2008. During the Financial Period, no incentive stock options were exercised by any director.